

# THE SOURLIS LAW FIRM

Virginia K. Sourlis, Esq., MBA*
Philip Magri, Esq.+
Joseph M. Patricola, Esq.*+
Daniel Kobrinski, Esq., LLM+#

\* Licensed in NJ
+ Licensed in NY
\# Licensed in DC

The Galleria
2 Bridge Avenue
Red Bank, New Jersey 07701
(732) 530-9007  Fax (732) 530-9008
www.SourlisLaw.com
Virginia@SourlisLaw.com

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**VIA OVERNIGHT MAIL**

February 1, 2008

> Received SEC
>
> **FEB - 4 2008**
>
> Washington, DC  20549

Securities and Exchange Commission
SEC Headquarters
Division of Corporate Finance
Mail Stop # 3561
100 F Street, NE
Washington, DC 20549
Att:    Susann Reilly, Esq.
        John D. Reynolds, Assistant Director

> RE:    **Pricefish, Inc. – Form 1-A/A Filing (2nd Amendment)**
>        **File No. 24-10192 – Original Filing Date October 24, 2007**

Dear Ms. Reilly,

On January 18, 2008, our client, Pricefish, Inc. filed its second amendment to its Offering Statement on Form 1-A with the Securities & Exchange Commission ("the Commission"). As you informed us by telephone, to complete the filing of the second amendment, we were to submit one Form 1-A executed with original signatures by the officers and selling shareholders of the Company.

On behalf of our client, please find enclosed one Offering Statement complete with exhibits on Form 1-A with original signatures of the officers and selling shareholders

Please acknowledge receipt of the enclosed by stamping the attached copy of this letter and returning the same to the undersigned in the enclosed, self-addressed stamped envelope.

If you have any questions or comments, please do not hesitate to contact me at (732) 530-9007.

Very truly yours,

The Sourlis Law Firm



Virginia K. Sourlis, Esq.

Enclosures

Cc:    Mark Dresner
       President & CEO
       Pricefish, Inc.